September 24, 2009

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Roger Schwall

100 F Street, N.E.

Washington, DC 20549

Re:	TransAtlantic Petroleum Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 28, 2009

File No. 333-160688

Dear Mr. Schwall:

TransAtlantic Petroleum Corp. (“TransAtlantic”) hereby submits the following responses to the letter dated September 8, 2009 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to TransAtlantic’s Amendment No. 1 to Registration Statement on Form S-1, filed on August 28, 2009. Contemporaneously with the filing of this letter, TransAtlantic has filed Amendment No. 2 to its Registration Statement on Form S-1 (the “Form S-1 Amendment”) to address the comments set forth below.

For your convenience, we have restated the Staff’s comments below, together with our response to each respective comment. For your convenience, we are also sending to each of Gary Newberry, Shannon Buskirk, Chris White, Ronald Winfrey and Doug Brown a copy of this letter and a copy of the Form S-1 Amendment marked to show changes from TransAtlantic’s Amendment No. 1 to Registration Statement on Form S-1. We respectfully request that the Staff provide any further comments at its earliest convenience.

TransAtlantic hereby acknowledges that:

•	TransAtlantic is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TransAtlantic may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	We reissue our prior comment 2 with respect to outstanding comments on your annual report on Form 10-K for your fiscal year ended December 31, 2008 and related filings. Please ensure that the disclosure in your amended registration statement complies with such comments, as applicable.

Response:

TransAtlantic has filed the Form S-1 Amendment to update the registration statement for the Staff’s comments on TransAtlantic’s Form 10-K for the fiscal year ended December 31, 2008 filed April 1, 2009, Form 10-Q for the fiscal quarter ended March 31, 2009 filed May 27, 2009 and Form 10-Q for the fiscal quarter ended June 30, 2009 filed August 14, 2009.

Securities and Exchange Commission

Attn: H. Roger Schwall

September 24, 2009

Exhibit 5.1

2.	Please obtain and file a revised legal opinion that does not include the implication that investors are not entitled to rely on the opinion.

Response:

In accordance with the response to comment number 4 below, TransAtlantic has filed the opinion of Macleod Dixon LLP as Exhibit 5.1 to the Form S-1 Amendment. The opinion of Appleby, which was previously filed as Exhibit 5.1, has been refiled as Exhibit 5.2 and has been revised in accordance with this comment to remove the implication that investors are not entitled to rely on the opinion.

3.	In addition, please ensure that the revised opinion does not assume the authority and power of each of the persons signing your constitutional documents and the registration statement, or explain to us why those assumptions would be both necessary and appropriate.

Response:

The opinion of Appleby has been revised in accordance with this comment to eliminate the assumption regarding the power and authority of the officers and directors of TransAtlantic.

4.	We note that the legal opinion relies on the opinion of MacLeod Dixon LLP with respect to the valid issuance and fully paid and non-assessable character under Alberta law of the common shares covered by your registration statement. Please file the opinion of MacLeod Dixon LLP as an exhibit to your registration statement.

Response:

The legal opinion of Macleod Dixon LLP has been filed as Exhibit 5.1 to the registration statement.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ Jeffrey S. Mecom
Jeffrey S. Mecom
Direct Phone Number: (214) 265-4795 Direct Fax Number: (214) 265-4711 Jeff.Mecom@tapcor.com

cc:	Gary Newberry

Shannon Buskirk

Chris White

Ronald Winfrey

Doug Brown

Hilda Kouvelis

Garrett A. DeVries